FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2016

Commission File November: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: November 28, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice Relating to Mergers within Electronic Devices Business of Kyocera Group

November 28, 2016

To All Persons Concerned,

Name of Company:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice Relating to Mergers within Electronic Devices Business of Kyocera Group

Kyocera Corporation (the “Company”), at a meeting of its Board of Directors held on November 28, 2016, resolved that the Company will undertake mergers effective as of April 1, 2017 with Kyocera Crystal Device Corporation (“Kyocera Crystal Device”) and Kyocera Connector Products Corporation (“Kyocera Connector Products”), both of which are wholly-owned consolidated subsidiaries of the Company.

Each of the above mergers will constitute a simplified merger and, accordingly, certain parts of the disclosure are omitted.

1.	Purpose of merger

Currently within the Kyocera group, the Company is engaged in development, manufacture and sale of capacitors and power semiconductor components, etc. while Kyocera Crystal Device and Kyocera Connector Products are engaged in development, manufacture and sale of crystal components and connectors, respectively. The Company, Kyocera Crystal Device and Kyocera Connector Products are making efforts to expand their electronic device related businesses. In order to achieve further expansion, we believe it is necessary to consolidate the extensive management resources of the three companies and to establish stronger business structure. Accordingly, we will proceed with the contemplated mergers with the goal of strengthening our overall management basis. By doing so, we aim to enhance new product development capability and improve productivity through the sharing of manufacturing technologies going forward. We will also strive to expand sales by the consolidation of marketing divisions taking advantage of the broadened product line-up.

2.	Outline of mergers

(1)	Schedule of mergers

Meeting of Board of Directors of Kyocera Crystal Device to approve merger agreement:	November 28, 2016
Meeting of Board of Directors of Kyocera Connector Products to approve merger agreement:	November 28, 2016
Meeting of Board of Directors of the Company to approve merger agreements:	November 28, 2016
Execution of merger agreements:	November 28, 2016

  (Note)    Each of the Company, Kyocera Crystal Device and Kyocera Connector Products will undertake this merger without approval of a general shareholders’ meeting pursuant to Article 796, paragraph 2 of the Companies Act (simplified merger) (in the case of the Company) and Article 784, paragraph 1 of the Companies Act (short form merger) (in the case of Kyocera Crystal Device and Kyocera Connector Products).

Effective date of mergers:	April 1, 2017 (Scheduled)
Application for registration of mergers in the commercial register:	April 3, 2017 (Scheduled)

(2)	Method of mergers

In the mergers, the Company will be the surviving company, and Kyocera Crystal Device and Kyocera Connector Products will be the dissolving companies.

(3)	Distribution relating to mergers

Each of the mergers is between a parent company and a wholly-owned subsidiary, and accordingly there will be no distribution of cash, etc. in such mergers.

(4)	Treatment of warrants and bonds with warrants in merger

N/A

(5)	Outlines of parties to the mergers (as of September 30, 2016)

		Surviving Company	Dissolving Companies

1)	Name	Kyocera Corporation	Kyocera Crystal Device Corporation	Kyocera Connector Products Corporation

2)	Principal Office	6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan	5850 Higashine-koh Ohaza, Higashine-shi, Yamagata, Japan	402-1 Nakayama-cho, Midori-ku, Yokohama, Japan

3)	Name and Title of Representative	Goro Yamaguchi President and Director	Shigeaki Kinori President and Director	Yoji Date President and Director

4)	Principal Businesses	Fine ceramic parts business Semiconductor parts business Applied ceramic products business Electronic device business Telecommunications equipment business, etc.	Development, manufacture and sale of crystal components	Development, manufacture and sale of connectors

5)	Capital Amount	115,703 million yen	16,318 million yen	400 million yen

6)	Date of Incorporation	April 1, 1959	August 12, 1950	October 14, 1964

7)	Number of Shares Issued and Outstanding	377,618,580 shares (of which 9,903,287 shares are treasury stock)	35,172,044 shares (there is no treasury stock)	8,000 shares (there is no treasury stock)

8)	Fiscal Year End	March 31	March 31	March 31

9)	Major Shareholders and Their Share Ownership Ratios

•    The Master Trust Bank of Japan, Ltd. (Trust Account) 10.47%

•    Japan Trustee Services Bank, Ltd. (Trust Account) 6.83%

•    State Street Bank and Trust Company 4.75%

•    The Bank of Kyoto, Ltd. 3.93%

•    Kazuo Inamori 3.05%

(Shareholding ratios are calculated after deduction of treasury shares)

			Kyocera Corporation 100%	Kyocera Corporation 100%

(6)	Performance and financial condition for most recent fiscal year (year ended March 31, 2016)

			(Millions of Yen)
	Kyocera Corporation	Kyocera Crystal Device Corporation	Kyocera Connector Products Corporation
Total Equity	1,890,882	24,718	51,567
Total Assets	2,390,223	33,034	57,628
Total Equity per Share (yen)	5,154.27	702.76	6,445,834.32
Net Sales	592,979	25,281	30,846
Profit from Operations	28,147	(447)	4,745
Recurring Profit	94,598	(302)	8,699
Net Income	74,041	(3,328)	6,997
Net Income per Share (yen)	201.82	(94.62)	874,648.13

(7)	Company following mergers

There will be no change in the trade name, business, location of headquarters, representative directors, capital amount or fiscal year end of the Company as a result of the mergers.

(8)	Forecasts

Because the mergers will be between the Company and wholly-owned subsidiaries thereof, and the effective date of the mergers is scheduled to be April 1, 2017, the mergers will have no impact on the financial forecast of the Company for the fiscal year ending March 31, 2017.

3.	Supplemental information

(1) Performances of Kyocera Crystal Device for the most recent three fiscal years ended March 31

	(Millions of Yen)
	Fiscal Years Ended March 31,
	2014	2015	2016
Net Sales	22,803	24,240	25,281
Loss from Operations	(2,058)	(2,424)	(447)
Recurring Loss	(1,990)	(1,779)	(302)
Net Loss	(7,242)	(2,068)	(3,328)

(2) Performances of Kyocera Connector Products for the most recent three fiscal years ended March 31

	(Millions of Yen)
	Fiscal Years Ended March 31,
	2014	2015	2016
Net Sales	30,189	32,776	30,846
Profit from Operations	7,322	7,171	4,745
Recurring Income	8,552	8,819	8,699
Net Income	5,664	6,083	6,997

(3) Relationship between Kyocera Crystal Device and the Company

Capital Relationship:	Kyocera Crystal Device is a wholly owned consolidated subsidiary of the Company.

Personal Relationship:	Two Directors and a member of Audit and Supervisory Board of Kyocera Crystal Device are delegated from the Company. Certain employees of the Company and Kyocera Crystal Device are dispatched to each other.

Trade Relationship:	Kyocera Crystal Device rents manufacturing properties and buildings from the Company. The Company provides raw materials to Kyocera Crystal Device and purchases the products from Kyocera Crystal Device. The Company acts for Kyocera Crystal Device to manage certain portion of Kyocera Crystal Device’s funds.

(4) Relationship between Kyocera Connector Products and the Company

Capital Relationship:	Kyocera Connector Products is a wholly owned consolidated subsidiary of the Company.

Personal Relationship:	Two Directors and a member of Audit and Supervisory Board of Kyocera Connector Products are delegated from the Company. Certain employees of the Company and Kyocera Connector Products are dispatched to each other.

Trade Relationship:	Kyocera Connector Products rents manufacturing properties and buildings from the Company. The Company purchases the products from Kyocera Connector Products. The Company acts for Kyocera Connector Products to manage certain portion of Kyocera Connector Products’s funds.

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